SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           SUN-TIMES MEDIA GROUP, INC.
 -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
 -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    86688Q100
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  ROBYN SCHULTZ
                              POLAR SECURITIES INC
                           372 BAY STREET, 21ST FLOOR
                               TORONTO ON M5H 2W9
                                     CANADA
                                  416-367-4364

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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                  JUNE 23, 2008
  -----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 86688Q100           Schedule 13D                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      Polar Securities Inc.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO. See Item 3.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Canada
--------------------------------------------------------------------------------

                              7.      Sole Voting Power

                                      0
NUMBER OF               --------------------------------------------------------
SHARES                        8.      Shared Voting Power
BENEFICIALLY
OWNED BY                              8,768,163
EACH                    --------------------------------------------------------
REPORTING                     9.      Sole Dispositive Power
PERSON WITH
                                      0
                        --------------------------------------------------------
                              10.     Shared Dispositive Power

                                      8,768,163
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      8,768,163
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                         [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      10.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IA
--------------------------------------------------------------------------------

CUSIP No. 86688Q100           Schedule 13D                    Page 3 of 11 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      South Pole Capital Master Fund
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO. See Item 3.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Cayman Islands
--------------------------------------------------------------------------------

                              7.      Sole Voting Power

                                      0
NUMBER OF               --------------------------------------------------------
SHARES                        8.      Shared Voting Power
BENEFICIALLY
OWNED BY                              3,676,500
EACH                    --------------------------------------------------------
REPORTING                     9.      Sole Dispositive Power
PERSON WITH
                                      0
                        --------------------------------------------------------
                              10.     Shared Dispositive Power

                                      3,676,500
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,676,500
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                         [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      4.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100           Schedule 13D                    Page 4 of 11 Pages



--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      South Pole Capital LP
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO. See Item 3.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Canada
--------------------------------------------------------------------------------

                              7.      Sole Voting Power

                                      0
NUMBER OF               --------------------------------------------------------
SHARES                        8.      Shared Voting Power
BENEFICIALLY
OWNED BY                              5,091,663
EACH                    --------------------------------------------------------
REPORTING                     9.      Sole Dispositive Power
PERSON WITH
                                      0
                        --------------------------------------------------------
                              10.     Shared Dispositive Power

                                      5,091,663
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,091,663
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                         [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100           Schedule 13D                    Page 5 of 11 Pages


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      Polar Fund Management III, Inc.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO. See Item 3.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Canada
--------------------------------------------------------------------------------

                              7.      Sole Voting Power

                                      0
NUMBER OF               --------------------------------------------------------
SHARES                        8.      Shared Voting Power
BENEFICIALLY
OWNED BY                              5,091,663
EACH                    --------------------------------------------------------
REPORTING                     9.      Sole Dispositive Power
PERSON WITH
                                      0
                        --------------------------------------------------------
                              10.     Shared Dispositive Power

                                      5,091,663
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,091,663
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                         [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      6.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100           Schedule 13D                    Page 6 of 11 Pages


ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares (the "Shares") of class A common stock, $0.01 par value (the "Common Stock"), of Sun-Times Media Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 350 North Orleans St., Floor 10 South, Chicago, IL 60654.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

         (i) South Pole Capital Master Fund ("South Pole Master"), a Cayman Islands exempted company, with respect to the Shares of the Common Stock reported in this Schedule 13D directly owned by it.

         (ii) South Pole Capital LP ("South Pole"), an Ontario, Canada limited partnership, with respect to the Shares of the Common Stock reported in this Schedule 13D directly owned by it.

         (iii) Polar Securities Inc. ("Polar Securities"), a company incorporated under the laws of Ontario, Canada, with respect to the Shares of the Common Stock reported in this Schedule 13D directly owned by South Pole Master and South Pole.

         (iv) Polar Fund Management III, Inc. ("Polar Management"), a company incorporated under the laws of Ontario, Canada, with respect to Shares of the Common Stock reported in this Schedule 13D directly owned by South Pole.

(b) The address of the principal business office of each of the Reporting Persons is 372 Bay Street, 21st Floor, Toronto, Ontario M5H 2W9, Canada.

(c) South Pole and South Pole Master are private investment funds. Polar Securities serves as investment manager to a variety of private investment funds and manages funds for certain entities, including South Pole and South Pole Master. Polar Management is the general partner of South Pole.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  The citizenship of each of the Reporting Persons is set forth above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares of the Common Stock reported in Item 5 were paid for by cash provided by South Pole and South Pole Master, each of which is managed by Polar Securities. Such cash consisted of subscription proceeds from investors in South Pole and South Pole Master and the capital appreciation thereon.

The total amount paid for the Shares of the Common Stock is $5,631,861.10 (including brokerage commissions).

CUSIP No. 86688Q100           Schedule 13D                    Page 7 of 11 Pages


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Following these initial investments, at the Issuer's invitation, Robert B. Poile, an employee and designee of the Reporting Persons, was appointed to the Issuer's Board of Directors (the "Board").

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares of the Common Stock reported to be beneficially owned by the Reporting Persons is based upon 81,927,124 Shares of the Common Stock outstanding, which is the total number of Shares of the Common Stock outstanding as of April 30, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer of May 9, 2008 and the total amount of Class B Common Stock of the Issuer converted into the Shares and additional Shares issued on June 18, 2008 as reported in the 8-K/A filed by the Issuer on June 24, 2008.

     As of the date of this filing:

         (i) Polar Securities may be deemed to beneficially own 8,768,163 Shares of the Common Stock, constituting approximately 10.7% of the Shares of the Common Stock.

         (ii) South Pole Master may be deemed to beneficially own 3,676,500 Shares of the Common Stock, constituting approximately 4.4% of the Shares of the Common Stock outstanding.

         (iii) South Pole may be deemed to beneficially own 5,091,663 Shares of the Common Stock, constituting approximately 6.2% of the Shares of the Common Stock outstanding.

         (iv) Polar Management may be deemed to beneficially own 5,091,663 Shares of the Common Stock, constituting approximately 6.2% of the Shares of the Common Stock outstanding.

         Each Reporting Person disclaims beneficial ownership of any such Shares except to the extent of its pecuniary interest therein.

(b)  Shared voting and dispositive powers of the Reporting Persons:

         (i) Polar Securities may be deemed to have shared voting and dispositive powers over 8,768,163 Shares of the Common Stock.

CUSIP No. 86688Q100           Schedule 13D                    Page 8 of 11 Pages


         (ii) South Pole Master may be deemed to have shared voting and dispositive power over 3,676,500 Shares of the Common Stock.

         (iii) South Pole may be deemed to have shared voting and dispositive power over the 5,091,663 Shares of the Common Stock reported herein.

         (iv) Polar Management may be deemed to have shared voting and dispositive power over the 5,091,663 Shares of the Common Stock reported herein.

(c) Polar Management did not enter into any transactions in the Shares of the Common Stock of the Issuer within the last sixty days. However, Polar Management is the general partner of South Pole and has the power to direct the investment activities of South Pole. Polar Securities did not enter into any transactions in the Shares of the Common Stock of the Issuer within the last sixty days. However, Polar Securities is the investment manager to South Pole and South Pole Master and has the power to direct the investment activities of South Pole Master. The acquisition dates, number of Share acquired and the price per Share for all transactions by South Pole and South Pole Master in the Shares of the Common Stock within the last 60 days, are set forth in Schedule I hereto and incorporated herein by reference.

(d) Polar Management, as the general partner of South Pole, has the power to direct the investment activities of South Pole, including decisions respecting the receipt of dividends from the Shares of the Common Stock and the disposition of the proceeds from the sale of the Shares of the Common Stock. Polar Securities, as the investment manager to South Pole and South Pole Master, has the power to direct the investment activities of South Pole Master, including decisions respecting the receipt of dividends from the Shares of the Common Stock and the disposition of the proceeds from the sale of the Shares of the Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

1. Joint Filing Statement Pursuant to Rule 13d-1(k).

CUSIP No. 86688Q100           Schedule 13D                    Page 9 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: July 30, 2008               Polar Securities Inc.

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   Chief Investment Officer

                                   South Pole Capital Master Fund
                                   By: Polar Securities Inc.

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   Chief Investment Officer

                                   South Pole Capital LP
                                   By:  Polar Fund Management III Inc,
                                        its General Partner

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   President

                                   Polar Fund Management III Inc

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   President

CUSIP No. 86688Q100           Schedule 13D                   Page 10 of 11 Pages


                                   SCHEDULE I
                     TRANSACTIONS IN THE PAST SIXTY DAYS BY
                        SOUTH POLE AND SOUTH POLE MASTER


                                  South Pole
     Date          Purchase/Sale       Number of Shares         Price per Share
--------------     -------------       ----------------         ---------------
   3/31/08           Purchase                900,000                  $0.7
   3/31/08           Purchase                714,991               $0.7968
   4/30/08           Purchase                 64,880               $0.7329
   4/30/08           Sale                      1,131               $0.8341
    5/1/08           Purchase                478,000                  $0.6
    5/8/08           Purchase              1,442,200                 $0.65
    5/8/08           Purchase                774,610               $0.6285
   5/12/08           Purchase                689,213               $0.3941
    6/4/08           Purchase                 28,900               $0.4239

-------------------------------------------------------------------------------


                               South Pole Master
     Date          Purchase/Sale       Number of Shares         Price per Share
--------------     -------------       ----------------         ---------------
   3/31/08           Purchase                600,000                  $0.7
   3/31/08           Purchase                529,800               $0.7968
   4/30/08           Purchase                 47,800               $0.7329
   4/30/08           Sale                        900               $0.8341
    5/1/08           Purchase                349,700                  $0.6
    5/8/08           Purchase              1,057,800                 $0.65
    5/8/08           Purchase                568,200               $0.6285
   5/12/08           Purchase                503,000               $0.3941
    6/4/08           Purchase                 21,100               $0.4239

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


CUSIP No. 86688Q100           Schedule 13D                   Page 11 of 11 Pages

                                   EXHIBIT 1

                             JOINT FILING STATEMENT

                            PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: July 30, 2008               Polar Securities Inc.

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   Chief Investment Officer

                                   South Pole Capital Master Fund
                                   By: Polar Securities Inc.

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   Chief Investment Officer

                                   South Pole Capital LP
                                   By:  Polar Fund Management III Inc,
                                        its General Partner

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   President

                                   Polar Fund Management III Inc

                                   /s/ Paul Sabourin
                                   -------------------------------
                                   Paul Sabourin
                                   President